Exhibit 99.3
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
SUSTAINED FOCUS ON ORGANIC GROWTH DELIVERS RISE IN RESERVES AND RESOURCES FOR EIGHTH CONSECUTIVE YEAR
London, 31 March 2011 - Randgold Resources Limited (Randgold) today reported a 5% increase in its attributable mineral resources and reserves for the year to December 2010, after mining depletion and adjustments based on ongoing exploration and evaluation programmes.
This was the eighth successive annual increase in the company’s attributable resources and reserves and chief executive Mark Bristow said that this escalation had again underlined the effectiveness of Randgold’s key strategy of achieving organic growth through exploration success and creating value through the development of profitable mining projects. He cited the recent discovery of Gounkoto and the continued expansion of mineral reserves at its Kibali joint venture project as major contributors to the increased size and enhanced quality of the Randgold asset base.
Randgold’s annual mineral resource and reserve declaration, published as part of its 2010 annual report today, shows that at the attributable level, measured and indicated mineral resources rose from 20.64 million ounces to 21.77 million ounces over the year, while inferred mineral resources increased from 6.69 to 7.00 million ounces. This is mainly due to the delineation of new mineral resources at Gounkoto and Massawa. Attributable proven and probable mineral reserves grew from 15.56 million ounces to 16.39 million ounces without reducing the overall mineral reserve grade year on year. This was largely due to the ongoing conversion of mineral resources to reserves at Gounkoto, Kibali and Massawa.
Bristow noted that the recently completed feasibility study at Gounkoto had only considered the open pit and that encouraging grades at depth pointed towards further potential. An underground scoping study is planned for completion this year. Drilling at Kibali to date had also not taken into account the number of high grade extensions down plunge of the KCD deposit or the adjacent underground deposits of Gorumbwa and Agbarabo. At Yalea, continued underground drilling immediately above the high grade ‘purple patch’ had identified better than forecast grade, indicating the potential for an additional 200 000 ounces at 8g/t. Continued drilling in this area was expected to deliver additional ounces along the length of the purple patch, he said.
Exploration continued elsewhere on the Loulo permit and the potential from the satellite targets within a 10 kilometre radius of the plant is estimated at 270 000 ounces.
“Excluding Morila, which is now only processing stockpiles and Massawa which is still at feasibility study stage, the average grade of our reserves remained above 4g/t, with Loulo, Gounkoto and Kibali all comfortably above that mark. This means that we not only managed to increase the size of our reserve and resource base during a challenging phase in the company’s development, but were able to maintain and enhance the quality of our mineral assets. It’s also worth noting that we haven’t been tempted to use the increased price of gold to boost our ounces — they’ve been calculated at a relatively conservative US$800/oz gold price while still taking cognisance of higher input costs. Our mineral resources have been estimated at US$1 200/oz. This is real growth, framed within realistic parameters and based on viable business plans,” said Bristow.

RESOURCE AND RESERVE DECLARATION at 31 December 2010 (abridged)

		Tonnes	Grade	Gold	Attributable
Mine/project	Category	(Mt)	(g/t)	(Moz)	Gold (Moz)
MINERAL RESOURCES
Kibali					45%
	Measured and Indicated	123.96	3.40	13.54	6.09
	Inferred	58.64	2.60	4.91	2.21
Loulo					80%
	Measured and Indicated	60.74	4.51	8.81	7.04
	Inferred	25.28	3.15	2.56	2.05
Gounkoto					80%
	Indicated	23.24	4.84	3.62	2.89
	Inferred	11.10	5.35	1.91	1.53
Morila					40%
	Measured and Indicated	12.55	1.39	0.56	0.22
	Inferred	1.95	0.79	0.05	0.02
Tongon					89%
	Indicated	37.26	2.75	3.29	2.93
	Inferred	9.67	3.22	0.93	0.83
Massawa					83%
	Indicated	34.87	2.77	3.11	2.59
	Inferred	3.42	3.92	0.43	0.36
TOTAL MEASURED AND INDICATED RESOURCES		292.62	3.50	32.92	21.77
TOTAL INFERRED RESOURCES		110.08	3.05	10.80	7.00
MINERAL RESERVES

Kibali					45%
	Probable	74.32	4.21	10.05	4.52
Loulo					80%
	Proven and Probable	45.43	4.47	6.52	5.22
Gounkoto					80%
	Probable	17.11	5.10	2.80	2.24
Morila					40%
	Proven and Probable	12.55	1.39	0.56	0.22
Tongon					89%
	Probable	37.11	2.46	2.94	2.62
Massawa					83%
	Probable	17.42	3.36	1.88	1.57
TOTAL PROVEN AND PROBABLE RESERVES		203.93	3.78	24.76	16.39
Randgold reports its mineral resources and ore reserves in accordance with the JORC code and are equivalent to National Instrument 43-101. The reporting of ore reserves is also in accordance with SEC Industry Guide 7. Open pit mineral resources consist of in situ mineral resources at a 0.5g/t cut off falling within a US$1 200/oz optimised pit shell. Underground mineral resources are those mineral resources at falling below the open pit resources reported at cut off grades of between 1.6g/t to 2.0g/t. Open pit and underground mineral reserves are economic at a gold price of US$800/oz. Dilution and ore loss are incorporated into the calculation of reserves. Addition of individual line items may not sum to sub totals because of the rounding off to two decimal places. Mineral resources are inclusive of mineral reserves.
Qualified Persons:
Loulo mineral resources were calculated by Mr Chiaka Berthe, an officer of the company, under the supervision of Mr Jonathan Kleynhans, an officer of the company and Qualified Person.

Morila mineral resources were calculated by Mr Adama Kone, an officer of the company, under the supervision of Mr Jonathan Kleynhans, an officer of the company and Qualified Person. The Tongon and Massawa mineral resources were calculated by Mr Babacar Diouf, an officer of the company and Qualified Person. Kibali mineral resources were calculated by Mr Ernest Doh under the supervision of Mr Jonathan Kleynhans, an officer of the company and Qualified Person. The Gounkoto mineral resource was calculated by Abdoulaye Ngom under the supervision of Mr Jonathan Kleynhans, an officer of the company and Qualified Person. All mineral resources were reviewed and approved by Mr Rodney Quick, General Manager Evaluation and Environment and a Qualified Person. The Loulo open pit mineral reserves were calculated by Mr Inigo Osei, an officer of Randgold, under the supervision of Mr Onno ten Brinke, an officer of the company and Qualified Person. Loulo underground reserves were calculated by Mr Chris Moffat, an officer of Randgold and Qualified Person. The Tongon mineral reserves were calculated by Mr Samuel Baffoe, under the supervision of Mr Onno ten Brinke, an officer of the company and Qualified Person. Gounkoto and Massawa mineral reserves were calculated by Mr Onno ten Brinke, an officer of the company and Qualified person. The mineral reserves of Morila were calculated by Mr Stephen Ndede, an officer of the company and Qualified Person. The Kibali open pit mineral reserves were calculated by Mr Onno ten Brinke, an officer of the company and Qualified Person. The Kibali underground mineral reserves were calculated by Mr Paul Kerr, an officer of SRK Consulting Perth and an independent Qualified Person. All mineral reserves were reviewed and approved by Mr Rodney Quick, General Manager Evaluation and Environment and a Qualified Person.
Randgold has posted its annual report for the year ended 31 December 2010 to shareholders and its Form-20F for the same period is expected to be filed with the United States Securities and Exchange Commission (‘SEC’) today. Once published, both reports will be available on the company’s website at www.randgoldresources.com for viewing and/or downloading. Shareholders can download a copy of the Proxy Form from our website and those wishing to appoint a proxy via the CREST system should do so via the issuer’s agent (ID number 3RA50). Details regarding the submission of proxies can be obtained from the Notes to Proxy page, also on the website at www.randgoldresources.com.
RANDGOLD ENQUIRIES:

Chief Executive	Financial Director	GM Evaluation &	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Environment	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	Rod Quick	+44 20 7557 7738
+44 779 775 2288	+44 779 614 4438	+223 66 74 72 57	randgoldresources@dpapr.com
Website: www.randgoldresources.com
ABOUT RANDGOLD
Randgold Resources Limited (Randgold) is an African focused gold mining and exploration company with listings on the London Stock Exchange and on Nasdaq. Major discoveries to date include the 7.5 million ounce Morila deposit in southern Mali, the 7 million ounce Yalea deposit and the 5 million ounce Gounkoto deposit, both in western Mali, the 4 million ounce Tongon deposit in the Côte d’Ivoire and the 3 million ounce Massawa deposit in eastern Senegal.
Randgold financed and built the Morila mine which since October 2000 has produced approximately 5.8 million ounces of gold and distributed more than US$1.6 billion to stakeholders. It also financed and built the Loulo operation which started as two open pit mines in November 2005. Since then, an underground mine has been developed at the Yalea deposit and construction of a second underground operation is underway at the Gara deposit. The company’s new Tongon mine poured its first gold on 8 November 2010.
Mining started in January 2011 at Gounkoto, another deposit on the Loulo permit in Mali, and it is scheduled to start supplying ore to the nearby Loulo plant in the second half of 2011. Randgold is fast tracking Kibali in the Democratic Republic of Congo, where construction of the mine is targeted to start mid-2011. In 2009 the company acquired a 45% interest in the Kibali project, which now stands at 10.05 million ounces of mineral reserves and is one of the largest undeveloped gold deposits in Africa.

Randgold also has an extensive portfolio of organic growth prospects, which is constantly replenished by intensive exploration programmes in Burkina Faso, Côte d’Ivoire, DRC, Mali and Senegal.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to operating the Tongon mine in Côte d’Ivoire, the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’), including in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2010 which is anticipated to be filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2011. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.